SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C 20549

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                            Report of Foreign Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       The Securities Exchange Act of 1934



For the Collection Period ending 31 July 2001.

            Securitisation Advisory Services Pty Limited, as manager
                     of the Series 2001-1G Medallion Trust
                 (Translation of registrant's name into English)

              Level 8, 48 Martin Place, Sydney, NSW 2000 Australia
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F ___X___ Form 40-F___ ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __ X __

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________________


================================================================================

Other Events

On 20 April, 2001 Perpetual Trustee Company Limited, in its capacity as Issuer Trustee (the Issuer Trustee) of the Series 2001-1G Medallion Trust (the Trust), publicly issued US$1,100,000,000 of Class A-1 Mortgage Backed Floating Rate Notes due 18 August 2032 (the Notes) pursuant to a registration statement (No. 333-58094) declared effective on April 3, 2001. Securitisation Advisory
Services Pty Limited was the manager for the issuance of the Notes. Securitisation Advisory Services Pty Limited granted the underwriters a discount of US$1,540,000 in connection with the sale of the Notes. The Issuer Trustee used the net proceeds from the sale of the Notes, which amounted to US$1,098,460,000 to acquire equitable title to the housing loans and related mortgages included in the assets of the Trust from Commonwealth Bank of Australia and for general expenses relating to the Trust, including any premiums payable to any of the swap providers for the Trust.

On August 18, 2001, the Distribution Date, the Trust made a regular quarterly distribution of principal and interest to the holders of the Class A-1 Notes issued by the Trust.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Manager for the Series 2001-1G Medallion Trust, by the undersigned, thereunto duly authorised.


                              Securitisation Advisory Services Pty Limited,
                              As Manager for the Series 2001-1G Medallion Trust,

                              --------------------------------------------------
                              (Registrant)



Dated: 4 September, 2001      By:   /s/  Time See
                              --------------------------------------------------

                              Name: Tim See
                              --------------------------------------------------

                              Title: Authorised Officer
                              --------------------------------------------------

Exhibit Index


Exhibit                      Description
-------                      -----------

99.1                         The Quarterly Servicing Report for the Distribution
                             Date on 18 August, 2001.

99.2                         Required Collateral Information

                                                                    Exhibit 99.1


SERIES 2001-1G MEDALLION TRUST MONTHLY & QUARTERLY
SERVICERS CERTIFICATE
--------------------------------------------------

Monthly & Quarterly Summary
Distribution Details

--------------------------------------------------------------------------------
Reporting Dates
---------------
Closing Date                                                           20-Apr-01
Determination Date                                                     01-Aug-01
Notice Date                                                            17-Aug-01
 Monthly Distribution Date                                             20-Aug-01
Start monthly Accrual Period                                           18-Jul-01
End monthly Accrual Period                                             20-Aug-01
No. Of Days in monthly Accrual Period                                         33
Start quarterly Accrual Period                                         20-Apr-01
No. Of Days in quarterly Accrual Period                                      122
Start Collection Period                                                01-Jul-01
End Collection Period                                                  31-Jul-01
No. Of Days in Collection Period                                              31
Quarterly Distribution Date                                            20-Aug-01

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Securities on Issue
-------------------
                                  No. of     Initial Invested   Initial Invested
                              Certificates       Amount (US$)        Amount (A$)
                              ------------       ------------        -----------
 Class A-1 Notes                   11,000       1,100,000,000   2,267,106,347.90
 Class A-2 Tranche 1 Notes           3,300                           330,000,000
 Class A-2 Tranche 2 Notes           2,550                           255,000,000
 Class B Notes                        390                             39,000,000
 Redraw Bond - series 1                 0                                      0
 Redraw Bond - series 2                 0                                      0


US$/A$ exchange rate at issue                          0.4852
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Interest Rate for Accrual Period
--------------------------------
                                                      Bank      Coupon   Coupon
                                                    Bill Rate   Margin    Rate
                                                     ------     ------   ------
 Class A Notes (payable to Currency Swap Provider)   4.6183%    0.3445%  4.9628%
 Class A-2 Tranche 1 Notes                           5.0550%    0.2400%  5.2950%
 Class A-2 Tranche 2 Notes                           5.0550%    0.3500%  5.4050%
 Class B Notes                                       4.6183%    0.5000%  5.1183%
 Redraw Bond - series 1                              0.0000%    0.0000%  0.0000%
 Redraw Bond - series 2                              0.0000%    0.0000%  0.0000%

BBSW Coupon & Unpaid Coupon Rate for                 4.6183%
Quarterly Accrual Period
BBSW Monthly Accrual Period and Facilities           5.0550%

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Distributions Payable On Distribution Date      Per Cert.           Aggregate
------------------------------------------      ---------           ---------
Total Interest Amount:
   Class A-1 Notes                               3,418.79          37,606,690.00
   Class A-2 Tranche 1 Notes                       423.33           1,396,989.00
   Class A-2 Tranche 2 Notes                       488.67           1,246,108.50
   Class B Notes                                 1,710.77             667,200.30
   Redraw Bond - series 1                         --                     --
   Redraw Bond - series 2                         --                     --
Principal:
   Class A-1 Notes                              18,830.25         207,132,750.00
   Class A-2 Tranche 1 Notes                     4,625.93          15,265,569.00
   Class A-2 Tranche 2 Notes                       --                     --
   Class B Notes                                   521.34             203,322.60
   Redraw Bond - series 1                         --                     --
   Redraw Bond - series 2                         --                     --
Total:
   Class A-1 Notes                              22,249.04         244,739,440.00
   Class A-2 Tranche 1 Notes                     5,049.26          16,662,558.00
   Class A-2 Tranche 2 Notes                       488.67           1,246,108.50
   Class B Notes                                 2,232.11             870,522.90
   Redraw Bond - series 1                         --                     --
   Redraw Bond - series 2                         --
                                                ---------         --------------
   Total                                        30,019.08         263,518,629.40

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Pool Factors
------------
                                                  Last                 Current
                                              Distribution          Distribution
                                                  Date                  Date
                                                  ----                  ----
 Class A-1  Notes                                  --                 0.90863563
 Class A-2 Tranche 1 Notes                                            0.83803590
 Class A-2 Tranche 2 Notes                                            1.00000000
 Class B Notes                                     --                 0.99478660
 Redraw Bond - series 1                            --                     --
 Redraw Bond - series 2                            --                     --

Monthly Cashflow Working Sheet
------------------------------

                                                          Per Certificate            Aggregate
                                                                  $                       $
  Finance Charge Collections                                                      15,294,981.50
  Finance Charge Collections - Repurchases                                              --
  Finance Charge Damages                                                                --
  Income due to Seller                                                                  --
  Other Income                                                                     1,203,722.96
Previous Income Carry Over Amount                                                 19,667,496.99
Available Distribution Amount                                                     36,166,201.45

  Taxes                                                                                  151.17
  Trustee Fee                                                                         14,186.46
  Security Trustee Fee                                                                  --
  Manager Fee                                                                         77,380.67
  Servicing Fee                                                                      610,880.29
  Liquidity Commitment Fee                                                             6,328.77
  Redraw Commitment Fee                                                                5,424.66
  Support Facility Payments                                                        6,530,117.51
  Support Facility Receipts                                                             --
  Expenses                                                                           106,602.91
  Previous Unpaid Facility Int Chg - Liquidity                                          --
  Liquidity Interest Charge + Previous Unpaid                                           --
  Previous Unpaid Facility Int Chg - Redraw Facility                                    --
  Redraw Interest Charge + Previous Unpaid                                              --
  Repayment of Liquidity Facility                                                       --
  Total Interest Amount  - Class A1 Notes                                         37,606,690.00
     Class A-2 Tranche 1 Notes                                                     1,396,989.00
     Class A-2 Tranche 2 Notes                                                     1,246,108.50
       - Class B Notes                                                               667,200.30
       - Redraw Bonds - series                                                          --
       - Redraw Bonds - series                                                          --
Required Distribution Amount                                                      48,268,060.24

Income Shortfall                                                                  12,101,858.79
Liquidity Facility Draw                                                           12,101,858.79
Income Carryover Amount
Principal Chargeoff Unreimbursement                                                     --
Principal Chargeoff                                                                     --
Total Principal Chargeoff Reimbursement Due                                             --
Accrued Interest on Class A-1 Notes
Available Income + Undrawn liquidity
  - Required Income Amount
   - Class A-1 notes accrued Interest

Payment Allocation Cascade
--------------------------
  Available Distribution Amount                                                   36,166,201.45

  Liquidity Facility Draw                                                         12,101,858.79

Available Fund                                                                    48,268,060.24

                                                          Due            Available          Paid
                                                          ---            ---------          ----
Taxes                                                     151.17     48,268,060.24           151.17
Trustee Fee                                            14,186.46     48,267,909.07        14,186.46
Security Trustee Fee                                     --          48,253,722.61          --
Manager Fee                                            77,380.67     48,253,722.61        77,380.67
Servicing Fee                                         610,880.29     48,176,341.94       610,880.29
Liquidity Commitment Fee                                6,328.77     47,565,461.65         6,328.77
Redraw Commitment Fee                                   5,424.66     47,559,132.88         5,424.66
Support Facility Payments                           6,530,117.5      47,553,708.22     6,530,117.51
Support Facility Receipts                                --          41,023,590.71          --
Expenses                                              106,602.91     41,023,590.71       106,602.91
Liquidity Interest Charge                                --          40,916,987.80          --
Repayment of Liquidity Facility                          --          40,916,987.80          --



-----------------------------------------------
  Coupon Payable - Redraw Facility                        --         40,916,987.80          --
    - Class A1 Notes                               37,606,690.       40,916,987.80    37,606,690.00
    - Class A-2 Tranche 1 Notes                     1,396,989.        3,310,297.80     1,396,989.00
    - Class A-2 Tranche 2 Notes                     1,246,108.5       1,913,308.80     1,246,108.50
    - Redraw Bonds - series 1                            --             667,200.30          --
    - Redraw Bonds - series 2                            --             667,200.30          --
    - Class B Notes                                   667,200.30        667,200.30       667,200.30
------------------------------------------------
Income Carryover Amount                                  --

Interest Amount payable-Class B Notes
Total Principal Chargeoff Reimbursement                  --                 --               --

Arranging Fee
Excess Distribution                                                                          --

Unpaid Facility Int Chg - Liquidity                                                          --

    - Redraw                                                                                 --

Unpaid Security Interest Amount - Class A1 Notes                                             --
    - Class A-2 Tranche 1 Notes
    - Class A-2 Tranche 2 Notes                                                              --
    - Class B Notes                                                                          --
    - Redraw Bonds - series 1                                                                --
    - Redraw Bonds - series 2                                                                --

Facilities Outstanding
----------------------
Liquidity Commitment Facility Limit                                                   70,000,000.00
Beginning Liquidity Commitment Facility                                               70,000,000.00
Previous Liquidity Facility Draw                                                            --
Repayment of Liquidity Facility                                                             --
Liquidity Facility Draw                                                               12,101,858.79
Ending Liquidity Commitment Facility                                                  57,898,141.21

Redraw Commitment Facility Limit                                                      80,000,000.00
Beginning Redraw Commitment Facility                                                  80,000,000.00


Previous Redraw Facility Draw                                                               --
Previous Redraw Facility Draw - Chargeoffs                                                  --
Repayment of Redraw Facility                                                                --
Repayment of Unreimbursed Chargeoffs                                                        --
Redraw Facility Draw - Unreimbursed Chargeoffs                                              --
Redraw Facility Available to Draw                                                     80,000,000.00
Redraw Facility Draw                                                                        --
Ending Redraw Commitment Facility                                                     80,000,000.00


Coupon and Principal Distribution Worksheet
-------------------------------------------

                                                                  Per Certificate         Aggregate
Coupon                                                                   $                    $
------
Class A Notes
Unpaid Security Coupon (after last Distribution Date)
Interest on Unpaid Security Coupon                                         --               --
Security Coupon                                                           3,418.79    37,606,690.00
Total Coupon                                                                          37,606,690.00

Unpaid Security Coupon (after last Distribution Date)
Interest on Unpaid Security Coupon                                                          --
Security Coupon                                                                       37,606,690.00
Coupon Payable                                                            3,418.79    37,606,690.00
Unpaid Security Coupon                                                                      --

Class A-2 Tranche 1 Notes
Unpaid Security Coupon (after last Distribution Date)                                       --
Interest on Unpaid Security Coupon                                         --               --
Security Coupon                                                             423.33     1,396,989.00
Total Coupon                                                                           1,396,989.00

Unpaid Security Coupon (after last Distribution Date)                                       --
Interest on Unpaid Security Coupon                                                          --
Security Coupon                                                                        1,396,989.00


Coupon Payable                                                              423.33     1,396,989.00
Unpaid Security Coupon

Class A-2 Tranche 2 Notes
Unpaid Security Coupon (after last Distribution Date)                                       --
Interest on Unpaid Security Coupon                                         --               --
Security Coupon                                                             488.67     1,246,108.50
Total Coupon                                                                           1,246,108.50

Unpaid Security Coupon (after last Distribution Date)                                       --
Interest on Unpaid Security Coupon                                                          --
Security Coupon                                                                        1,246,108.50
Coupon Payable                                                              488.67     1,246,108.50
Unpaid Security Coupon

Class B Notes
Unpaid Security Coupon (after last Distribution Date)
Interest on Unpaid Security Coupon                                         --               --
Security Coupon                                                           1,710.77       667,200.30
Total Coupon                                                                             667,200.30

Unpaid Security Coupon (after last Distribution Date)
Interest on Unpaid Security Coupon                                                          --
Security Coupon                                                                          667,200.30
Coupon Payable                                                            1,710.77       667,200.30
Unpaid Security Coupon                                                                         0.00



Redraw Bonds - Series 1
Unpaid Security Coupon (after last Distribution Date)                                       --
Interest on Unpaid Security Coupon                                         --               --
Security Coupon                                                            --               --
Total Coupon                                                                                --

Unpaid Security Coupon (after last Distribution Date)                                       --
Interest on Unpaid Security Coupon                                                          --
Security Coupon                                                                             --
Coupon Payable                                                             --               --
Unpaid Security Coupon                                                                      --

Redraw Bonds - Series 2
Unpaid Security Coupon (after last Distribution Date)                                       --
Interest on Unpaid Security Coupon                                         --               --
Security Coupon                                                            --               --
Total Coupon                                                                                --

Unpaid Security Coupon (after last Distribution Date)                                       --
Interest on Unpaid Security Coupon                                                          --
Security Coupon                                                                             --
Coupon Payable                                                                              --
Unpaid Security Coupon                                                                      --

Principal Amount
----------------
Principal Collections                                                                 76,311,641.95
Principal Collections - Repurchases                                                         --
  less Repayment Of Redraw Facility                                                         --
  less Total Customer Redraw                                                         (3,951,171.33)
  plus Redraw Facility Draw                                                                 --
  plus Redraw Bonds Issue this month                                                        --
  Aggregate Principal Damages from Seller & Servicer                                        --
  Principal Chargeoff Reimbursement  - Class B Notes                                        --
     - Class A1 Notes                                                                       --


     - Class A-2 Tranche 1 Notes                                                            --
     - Class A2 Tranche 2 Notes                                         --                  --
     - Redraw Bonds - Series 1                                                              --
     - Redraw Bonds - Series 2                                                              --
     - Redraw Facility                                                                      --

  Principal rounding b/f                                                                       0.29

  Scheduled Principal Amount                                          3,350,739.55
  Scheduled Principal Amount less redraws                             3,350,739.55
  Unscheduled Principal Amount - Partial Prepayment                  45,479,033.87
  Unscheduled Principal Amount - Full Prepayment                     23,530,697.20
  Unscheduled Principal Amount - less redraws + C/O Reim             69,009,731.07

Total Available Principal Amount for Redraw Bonds                                     72,360,470.91

Principal Distribution - Redraw Bonds - Series 1                           --               --
Principal Distribution - Redraw Bonds - Series 2                           --               --

 Principal rounding b/f                                                                        0.29
Total Unscheduled Principal Amount                                                    69,009,730.78
Total Scheduled Principal Amount                                                       3,350,739.84
Total Available Principal Amount for Notes                                            72,360,470.91

Principal Allocation
--------------------
Class A Percentage via Stepdown                                                              100%
Class A-1 Principal Payment or Principal Carryover Amount                18,830.25   207,132,750.00
Class A-2 Tranche 1 Principal Payment                                     4,625.93    15,265,569.00
Class A-2 Tranche 2 Principal Payment                                         0.00
Class B Principal Payment or Principal Carryover Amount                     521.34       203,322.60

Principal rounding c/f                                                                        94.01

Outstanding Principal - beginning period                                           2,702,682,499.85
less Principal Repayment                                                             (76,311,642.89)
plus Total Customer Redraw                                                             3,951,171.33
less Principal Losses                                                                       --


Outstanding Principal - Closing period                                             2,630,322,028.29

Principal Losses
----------------
Principal Losses                                                                            --
  Principal Draw Amount - Pool Mortgage Insurance Policy                                    --
  Principal Draw Amount - Individual Mortgage Insurance Policy                              --
Net Principal Losses                                                                        --
Principal Chargeoff  - Class B Notes                                                        --
                     - Class A Notes                                                        --
                     - Class A2 Tranche1 Notes                                              --
                     - Class A2 Tranche 2 Notes                                             --
                     - Redraw Bonds Series 1                                                --
                     - Redraw Bonds Series 2                                                --
                     - Redraw Facility                                                      --

Class A Notes
Beginning Unreimbursed Principal Chargeoffs                                                 --
Principal Chargeoff                                                                         --
Principal Chargeoff Reimbursement                                                           --
Ending Unreimbursed Principal Chargeoffs                                                    --

Class A2 Tranche 1 Notes
Beginning Unreimbursed Principal Chargeoffs                                                 --
Principal Chargeoff                                                                         --
Principal Chargeoff Reimbursement                                                           --
Ending Unreimbursed Principal Chargeoffs                                                    --

Class A2 Tranche 2 Notes
Beginning Unreimbursed Principal Chargeoffs                                                 --
Principal Chargeoff                                                                         --
Principal Chargeoff Reimbursement                                                           --
Ending Unreimbursed Principal Chargeoffs                                                    --

Class B Notes
Beginning Unreimbursed Principal Chargeoffs                                                 --


Principal Chargeoff                                                                         --
Principal Chargeoff Reimbursement                                                           --
Ending Unreimbursed Principal Chargeoffs                                                    --

Redraw Bonds - Series 1
Beginning Unreimbursed Principal Chargeoffs                                                 --
Principal Chargeoff                                                                         --
Principal Chargeoff Reimbursement                                                           --
Ending Unreimbursed Principal Chargeoffs                                                    --

Redraw Bonds - Series 2
Beginning Unreimbursed Principal Chargeoffs                                                 --
Principal Chargeoff                                                                         --
Principal Chargeoff Reimbursement                                                           --
Ending Unreimbursed Principal Chargeoffs                                                    --

Redraw Facility
Beginning Unreimbursed Principal Chargeoffs                                                 --
Principal Chargeoff                                                                         --
Principal Chargeoff Reimbursement                                                           --
Ending Unreimbursed Principal Chargeoffs                                                    --

Investors Balance Outstanding Worksheet
---------------------------------------

                                                                        Aggregate         Aggregate
                                                                           US$                A$
Class A-1 Notes
Initial Invested Amount                                              1,100,000,000    2,267,106,347.90
  Previous Principal Distribution                                                              --
Principal Carryover Amount                                                              150,082,440.24
 Principal Distribution for Current Period                                               57,050,295.55
Total Principal Distribution to Date                                                     207,132,750.00
Beginning Invested Amount                                            1,100,000,000    2,267,106,347.90
Ending Invested Amount                                                 999,499,190    2,059,973,597.90
Unreimbursed Principal Chargeoffs                                                              --
Beginning Stated Amount                                              1,100,000,000    2,267,106,347.90
Ending Stated Amount                                                   999,499,190    2,059,973,597.90

Class A-2 Tranche 1 Notes
Initial Stated Amount                                                                   330,000,000.00
  previous Principal Distribution                                                        38,182,584.00
  Principal Distribution for current period                                              15,265,569.00
Total Principal Distribution to date                                                     53,448,153.00
Beginning Invested Amount                                                               291,817,416.00
Ending Invested Amount                                                                  276,551,847.00
Unreimbursed Principal Chargeoffs                                                              --
Beginning Stated Amount                                                                 291,817,416.00


Ending Stated Amount                                                                    276,551,847.00

Class A-2 Tranche 2 Notes
Initial Stated Amount                                                                   255,000,000.00
  previous Principal Distribution                                                              --
  Principal Distribution for current period                                                    --
Total Principal Distribution to date                                                           --
Beginning Invested Amount                                                               255,000,000.00
Ending Invested Amount                                                                  255,000,000.00
Unreimbursed Principal Chargeoffs                                                                --
Beginning Stated Amount                                                                 255,000,000.00
Ending Stated Amount                                                                    255,000,000.00

Class B Notes
Initial Stated Amount                                                                    39,000,000.00
  previous Principal Distribution                                                              --
Principal Carryover Amount                                                                  158,823.60
  Principal Distribution for current period                                                  44,501.10
Total Principal Distribution to date                                                        203,322.60
Beginning Invested Amount                                                                39,000,000.00
Ending Invested Amount                                                                   38,796,677.40
Unreimbursed Principal Chargeoffs                                                              --
Beginning Stated Amount                                                                  39,000,000.00
Ending Stated Amount                                                                     38,796,677.40

Redraw Bonds - Series 1
Previous Initial Stated Amount                                                                 --
Initial Invested Amount                                                                        --
  Principal Distribution (after last Distribution Date)                                        --
  Principal Distribution for current period                                                    --
Total Principal Distribution to date                                                           --
Beginning Invested Amount                                                                      --
Ending Invested Amount                                                                         --
Unreimbursed Principal Chargeoffs                                                              --
Beginning Stated Amount                                                                        --
Ending Stated Amount                                                                           --

Redraw Bonds - Series 2
Previous Initial Stated Amount                                                                 --
Initial Invested Amount                                                                        --
  Principal Distribution (after last Distribution Date)                                        --
  Principal Distribution for current period                                                    --
Total Principal Distribution to date                                                           --
Beginning Invested Amount                                                                      --


Ending Invested Amount                                                                         --
Unreimbursed Principal Chargeoffs                                                              --
Beginning Stated Amount                                                                        --
Ending Stated Amount                                                                           --




Average Monthly Percentage
--------------------------
Current Balance of Arrears greater than 60 Days                                           2,761,793.70
Current Outstanding Loan Balance                                                      2,631,200,320.58
Average Monthly Percentage                                                                     --
Monthly Percentage - Current Period                                                            --
Monthly Percentage Month 2                                                                     --
Monthly Percentage Month 3                                                                     --
Monthly Percentage Month 4                                                                     --
Monthly Percentage Month 5                                                                     --
Monthly Percentage Month 6                                                                     --
Monthly Percentage Month 7                                                                     --
Monthly Percentage Month 8                                                                     --
Monthly Percentage Month 9                                                                     --
Monthly Percentage Month 10                                                                    --
Monthly Percentage Month 11                                                                    --
Monthly Percentage Month 12                                                                    --

Stepdown Conditions
-------------------
Years since initial Determination Date                                                            0.25
Required Subordinated Percentage                                                               --
Available Subordinated Percentage                                                                 0.02
Aggregate Unreimbursed Principal Chargeoffs                                                    --
Required Class B Stated Amount Outstanding                                                5,667,765.87
Year < 5, 2% Avg Mo. Perc, Unreim C/O Maximum                                            11,700,000.00
Year < 5, 4% Avg Mo. Perc, Unreim C/O Maximum                                             3,900,000.00
5 <= Year < 6, Unreim C/O Maximum                                                        11,700,000.00
6 <= Year < 7, Unreim C/O Maximum                                                        13,650,000.00
7 <= Year < 8, Unreim C/O Maximum                                                        15,600,000.00
8 <= Year < 9, Unreim C/O Maximum                                                        17,550,000.00
9 <= Year, Unreim C/O Maximum                                                            19,500,000.00
Stepdown Condition less than 5 years                                                          TRUE


Stepdown Condtion greater than & equal to 5 years                                             FALSE
Year >= 5, 2% Avg Mo. Perc, Unreim C/O Maximum                                                TRUE
Year - Stepdown Condition Test
5                                                                                             TRUE
6                                                                                             TRUE
7                                                                                             TRUE
8                                                                                             TRUE
9                                                                                             TRUE

Year - Stepdown Class A Criteria       FALSE      TRUE        Class A Percentage
0                                      1           0.5              0.50
1                                      1           0.5              0.50
2                                      1           0.5              0.50
3                                      1             0               --
4                                      1             0               --
5                                      1           0.7              1.00
6                                      1           0.6              1.00
7                                      1           0.4              1.00
8                                      1           0.2              1.00
9                                      1             0              1.00
10                                     0             0               --

                                                                    Exhibit 99.2


                    Form 6-K Required Collateral information

                         Series 2001-1G Medallion Trust

      Series 2001-1G Medallion Trust Data as at opening of business on the preceding determination date of August 1, 2001

Outstanding Mortgage Balance (AUD)
----------------------------------
                                                 Amount                     WAC
                                                 ------                     ---
   - Variable Rate Housing Loans           1,948,872,167.00                6.50%
   - Fixed 1 Year                             77,983,057.00                6.91%
   - Fixed 2 Year                            344,233,960.00                7.27%
   - Fixed 3 Year                            153,814,291.00                7.47%
   - Fixed 4 Year                            101,013,661.00                7.89%
   - Fixed 5 Year                              5,283,185.00                6.56%
   Total Pool                             $2,631,200,321                   6.72%

                                                       AUD amount
Delinquency Information    No of Loans   % of Pool      of Loans      % of Pool
-----------------------    -----------   ---------      --------      ---------
     31-60 days                 76        0.34%      $12,471,800.11     0.47%
     61-90 days                 19        0.08%       $2,761,793.70     0.10%
     90+ days                    5        0.02%         $706,624.79     0.03%

Mortgagee In Possession          0        0.00%              $0.00      0.00%